FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X            Form 40-F

NOTICE OF REDEMPTION PRICE DETERMINATION
Dated 4 November 2026

US$2,250,000,000 7.390% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 of which US$1,276,632,000 principal amount remains outstanding (CUSIP No. 404280DR7; ISIN: US404280DR76)* (the ‘Securities’)

* No representation is made as to the correctness of such numbers either as printed on the Securities or as contained in this Notice of Redemption Price Determination, and reliance may be placed only on the other identification numbers printed on the Securities, and the Make-Whole Redemption (as defined below) shall not be affected by any defect in or omission of such numbers.

To:	The Holders of the Securities
The New York Stock Exchange

NOTE: THIS NOTICE CONTAINS IMPORTANT INFORMATION THAT IS OF INTEREST TO THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE SECURITIES. IF APPLICABLE, ALL DEPOSITORIES, CUSTODIANS, AND OTHER INTERMEDIARIES RECEIVING THIS NOTICE ARE REQUESTED TO EXPEDITE RE-TRANSMITTAL TO THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE SECURITIES IN A TIMELY MANNER.

On 29 October 2026, notice was given to the Holders of the Securities (the ‘Notice of Redemption’) that, pursuant to Section 11.04 of the Base Indenture and Sections 2.01(b), 2.02, 2.03(b), 3.01(b), 3.02 and 4.01(a) of the Twenty-Seventh Supplemental Indenture, the Issuer has elected to redeem the Securities in whole (the ‘Make-Whole Redemption’) on 9 November 2026 (the ‘Redemption Date') for a Make-Whole Redemption Amount determined in accordance with the terms of the Indenture and the Securities.

Additionally, in accordance with the terms of the Indenture, all accrued but unpaid interest from (and including) 3 November 2026 to (but excluding) the Redemption Date will be paid on the Redemption Date (the ‘Interest Payment’).

Notice is hereby given to the Holders that, pursuant to the terms of the Indenture and the Securities, the Make-Whole Redemption Amount to be paid on the Redemption Date has today been determined to be US$1,023.55 per US$1,000 principal amount of the Securities.

Subject to any conditions and/or the limited circumstances contained in the Twenty-Seventh Supplemental Indenture, on the Redemption Date the Make-Whole Redemption Amount and the Interest Payment shall become due and payable upon the Securities and interest thereon shall cease to accrue on and after such date.

Securities should be surrendered at the registered office of HSBC Bank USA at 66 Hudson Boulevard East, 545W9, New York, NY 10001, Attention: Issuer Services.

Capitalised terms used and not defined herein have the meanings ascribed to them in the Indenture and the Notice of Redemption.

Questions relating to this notice should be addressed to HSBC Bank USA via e-mail at CTLANYDealManagement@us.hsbc.com, at its registered office or via telephone at +1 201 217 8417.

Investor enquiries to:
Greg Case                         +44 (0) 20 7992 3825                investorrelations@hsbc.com

Media enquiries to:
Press Office                      +44 (0) 20 7991 8096                pressoffice@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 56 countries and territories. With assets of US$3,445bn at 30 September 2026, HSBC is one of the world’s largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 05 November 2026